Exhibit 99.27

Amended

March 26, 2025

TO:	ALL APPLICABLE EXCHANGES AND COMMISSIONS

Dear All:

Re:	HIGHLANDER SILVER CORPORATION (the “Company”)

We advise the following with respect to the upcoming meeting of shareholders for the referenced Company:

1.	Meeting Type	Annual General
2.	Class of Securities Entitled to Receive Notice	Common
3.	Class of Securities Entitled to Vote	Common
4.	CUSIP Numbers	43087N204 43087N303
5.	Record Date for Notice	April 22, 2025
6.	Record Date for Voting	April 22, 2025
7.	Beneficial Ownership determination date	April 22, 2025
8.	Meeting Date	June 12, 2025
9.	Issuer is sending proxy related materials directly to NOBO	No
10.	Issuer paying for delivery to OBO	No
11.	Issuer is sending proxy-related materials to registered holders using notice-and-access	Yes
12.	Issuer is sending proxy-related materials to beneficial owners using notice-and-access	Yes
13.	Stratification	No

Yours truly,

HIGHLANDER SILVER CORPORATION

“Tom Ladner”

Tom Ladner

General Counsel